                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               Amendment No. 3 to
                        Rule 13e-3 Transaction Statement
                          (Under Section 13(e) of the
                        Securities Exchange Act of 1934)


                              Essex Bancorp, Inc.
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                              Essex Bancorp, Inc.
                            Essex Acquisition Corp.
                               Harry F. Radcliffe
                                Robert G. Hecht
                                  Gene D. Ross
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   296687106
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                                  Gene D. Ross
                      President & Chief Executive Officer
                              Essex Bancorp, Inc.
               Interstate Corporate Center, Building 9, Suite 200
                               Norfolk, VA 23502
                                 (757) 893-1345
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:

                           James J. Wheaton, Esquire
                     Troutman Sanders Mays & Valentine LLP
                              2525 Dominion Tower
                              999 Waterside Drive
                            Norfolk, Virginia  23510


     This statement is filed in connection with (check the appropriate box):

     (a) [X] The filing of solicitation materials or an information statement subject to Regulation 14A ((S)(S) 240.14a-1 through 240.14b-1), Regulation 14C ((S)(S)

               240.14c-1 through 240.14c-101) or Rule 13e-3(c) ((S) 240.13e-
               3(c)) under the Securities Exchange Act of 1934, as amended (the "Act").

     (b) [_] The filing of a registration statement under the Securities Act of 1933.

     (c)  [_]  A tender offer.

     (d)  [_]  None of the above.

     Check the following box if the soliciting materials or information
statement referred to in checking box (a) are preliminary copies:   [X]

     Check the following box if the filing is a final amendment reporting the
results of the transaction:   [_]

                           Calculation of Filing Fee

------------------------------------------------------------------------------------------------------------------------------------
     Transaction Valuation*                                                                         Amount of filing fee
------------------------------------------------------------------------------------------------------------------------------------
     *For purposes of calculating the filing fee only.  Assumes the                                      $311.68
     payment of $1.45 per share in exchange for a total of 1,060,642 shares of Common Stock and a total payment of $20,429 in exchange for outstanding options to acquire Common Stock.  The amount of the filing fee, calculated in accordance with Regulation 240.0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the proposed cash payment to be made in connection with the transaction, as described in the Proxy Statement.
------------------------------------------------------------------------------------------------------------------------------------

     [X] Check the box if any part of the fee is offset as provided by (S) 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:         $311.68
                                -------

Form or Registration No.:       PREM14A
                                -------

Filing Party:  Essex Bancorp, Inc.
               ------------------

Date Filed:     March 30, 2001
                --------------

                                 INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 ("Statement") is being filed by Essex Bancorp, Inc., a Delaware corporation (the "Company"), Essex Acquisition Corp., a Virginia corporation ("Essex Acquisition"), and each of Messrs. Harry F. Radcliffe, Robert G. Hecht, and Gene D. Ross, who are directors of the Company and Essex Acquisition, in connection with a Restated Agreement and Plan of Merger dated May 1, 2001 (the "Agreement"), a copy of which is attached as Appendix A to the proxy statement ("Proxy Statement") filed with the Securities and Exchange Commission on March 30, 2001 pursuant to Regulation 14A under the Act. Pursuant to the Agreement, the Company will be merged with and into Essex Acquisition (the "Merger"), a newly formed Virginia corporation that is wholly-owned by the Company, and all outstanding shares of common stock, $0.01 par value, of the Company (the "Common Stock") will be cancelled and exchanged automatically for right to receive $1.45 in cash, payable to the holder, without interest, upon the terms and subject to the conditions set forth in the Agreement.

     The responses and cross-references presented below provide the locations in the Proxy Statement (including the appendices thereto) of the information required to be included in response to the items of this Statement. The information in the Proxy Statement is hereby expressly incorporated herein by reference, and the responses to each item in this Statement are qualified in their entirety by the information contained in the Proxy Statement. A copy of the Proxy Statement is attached hereto as Exhibit (a).

     Item 1.   SUMMARY TERM SHEET.

               The information set forth in the "Summary Term Sheet" in the Proxy Statement is incorporated herein by reference.

     Item 2.   SUBJECT COMPANY INFORMATION.

               (a)  Name and address.  The name of the Company is Essex Bancorp,
                    ----------------
Inc. Its principal executive offices are located at Interstate Corporate Center, Building 9, Suite 200, Norfolk, Virginia 23502, and its telephone number is
(757) 893-1300.

               (b)  Securities.  The securities subject to the transaction
                    ----------
contemplated by this Statement are the Company's Common Stock, $0.01 par value (the "Common Stock").

                    As of June 30, 2001 there were approximately 1,060,642 shares of Common Stock outstanding.

               (c)  Trading market and price.  The information set forth under
                    ------------------------
the caption "Other Information About the Company -- Market Prices of Common Stock and Dividends" in the Proxy Statement is incorporated herein by reference.

               (d)  Dividends.  The information set forth under the caption
                    ---------
"Other Information About the Company -- Market Prices of Common Stock and Dividends" in the Proxy Statement is incorporated herein by reference.

               (e)  Prior public offerings.  No underwritten public offering of
                    ----------------------
the Company's Common Stock has been made by the persons filing this Statement during the past three years.

               (f)  Prior stock purchases.  Neither the Company nor any
                    ---------------------
affiliates of the Company have purchased any shares of the Company's Common Stock during the past two years.

     Item 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

               (a)  Name and address.  The name, business address and business
                    ----------------
telephone number of each filing person on this Statement are:

          Essex Bancorp, Inc.                        Essex Acquisition Corp.
          Interstate Corporate Center                Interstate Corporate Center
          Building 9, Suite 200                      Building 9, Suite 200
          Norfolk, Virginia  23502                   Norfolk, Virginia  23502
          (757) 893-1300                             (757) 893-1300

          Harry F. Radcliffe                         Robert G. Hecht
          40 Wiggins Lane                            2077 Blairmont Drive
          Uniontown, PA  15401                       Pittsburgh, PA  15241

          Gene D. Ross
          3273 Stapleford Chase
          Virginia Beach, VA  23452


The address and phone number of each executive officer and director of the Company is the same as indicated above for the Company, and the address and phone number of each executive officer and director of Essex Acquisition is the same as indicated above for Essex Acquisition. The directors and officers of the Company and Essex Acquisition are identical. Messrs. Radcliffe, Hecht and Ross are also directors of the Company and Essex Acquisitions, and biographical information regarding them and the other directors is contained in the Proxy Statement under the captions "Other Information About the Company - Information with Respect to Continuing Directors." That information is incorporated herein by reference. The other executive officers of the Company and Essex Acquisition are as follows:

     Earl C. McPherson:                      Mr. McPherson presently serves as President of Essex First
                                             Mortgage and as Executive Vice President of Loan Production and
                                             Secondary Marketing of Essex Savings Bank, F.S.B. (the "Bank").
                                             Mr. McPherson served as Director, President and Chief Executive
                                             Officer of Essex First Mortgage Corporation from 1992 until its merger with the Bank on December 31, 1998.

     Roy H. Rechkemmer, Jr.:                 Mr. Rechkemmer presently serves as Senior Vice President of
                                             Finance and Treasurer of the Company and the Bank.  Mr.
                                             Rechkemmer also serves as Chairman of the Bank's Asset and
                                             Liability Management Committee, Manager of the Bank's
                                             Investment Portfolio and Administrator of the Bank's branches.
                                             Mr. Rechkemmer has been employed by the Bank and its
                                             subsidiaries since 1987.

     Mary-Jo Rawson:                         Ms. Rawson presently serves as Senior Vice-President and Chief
                                             Accounting Officer of the Company and the Bank.  Ms. Rawson has
                                             been employed by the Company since 1992.

     Essex Acquisition, as the Company's wholly-owned subsidiary, is controlled by the Company. The Company is both a filing person and the subject company of this Statement.

               (b)  Business and background of entities. Essex Acquisition was
                    -----------------------------------
formed for the sole purpose of effecting the merger of the Company with and into Essex Acquisition pursuant to the terms and conditions of the Agreement. Essex Acquisition was incorporated in the Commonwealth of Virginia. To the best of the knowledge of Essex Acquisition, no executive officer, director or controlling person of Essex Acquisition was: (i) convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) or
(ii) a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

               (c)  Business and background of natural persons.  With regard to
                    ------------------------------------------
the employment and background information of Messrs. Radcliffe, Hecht and Ross, and the other directors of the Company and Essex Acquisition, the information set forth under the caption "Other Information About the Company -- Information With Respect to Continuing Directors" is incorporated herein by reference. The employment and background information of other executive officers of the Company and Essex Acquisition are provided above under subsection (a) of Item 3.

     The addresses of the Company, Essex Acquisition and Messrs. Radcliffe, Hecht, and Ross are provided above under subsection (a) of this Item 3.

     None of Messrs.Radcliffe,Hecht or Ross were (i) convicted in a criminal proceeding during the last five (5) years (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

To the best of the respective knowledge of the Company and Essex Acquisition, none of their respective executive officers, directors or control persons were
(i) convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Each of Messrs.Radcliffe,Hecht and Ross, and each other executive officer and director of the Company and Essex Acquisition, is a citizen of the United States.

     Item 4.   TERMS OF THE TRANSACTION.

               (a)  Material terms.
                    --------------

                    (i) The information set forth under the captions "The Proposed Merger --Background of the Merger - Recommendation of the Committee and Board of Directors; Reasons for the Merger" and "-- Exchange of Securities" in the Proxy Statement is incorporated herein by reference.

                    (ii) The information set forth under the captions "Summary Term Sheet -- What will I Receive in the Merger?" and "The Proposed Merger -- Background of the Merger" in the Proxy Statement is incorporated herein by reference.

               (iii) The information set forth under the caption "The Proposed Merger --Recommendation of the Committee and Board of Directors; Reasons for the Merger" in the Proxy Statement is incorporated herein by reference.

               (iv) The information set forth under the caption "Information About the Meeting-- Record Date, Quorum and Required Vote" in the Proxy Statement is incorporated herein by reference.

               (v) The information set forth under the captions "The Proposed Merger --Certain Effects of the Merger" and "-- Exchange of Securities" in the Proxy Statement is incorporated herein by reference.

               (vi)   Not applicable.

               (vii) The information set forth under the captions "Summary Term Sheet -- What Are the Federal Income Tax Consequences of the Merger?" and "The Proposed Merger -- Federal Income Tax Consequences" in the Proxy Statement is incorporated herein by reference.

          (c)  Different terms.  No holder of the Common Stock will be treated
               ---------------
in the Merger differently from any other holder of Common Stock.

          (d)  Appraisal rights.  The information set forth under the captions
               ----------------
"Summary Term Sheet -- Do I Have Special Rights if I Oppose the Merger?" and "The Proposed Merger -Rights of Dissenting Shareholders" in the Proxy Statement is incorporated herein by reference.

          (e)  Provisions for unaffiliated securities holders.  None.
               ----------------------------------------------

          (f)  Eligibility for listing or trading.  Not applicable.
               ----------------------------------

     Item 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

          (a)  Transactions.  Not applicable.
               ------------

          (b)  Significant corporate events. Messrs. Radcliffe, Hecht, and Ross
               ----------------------------
have each been previously elected to the Board of Directors of the Company. No other negotiation, transaction or material contact has occurred during the past two (2) years between any filing person and the Company or its affiliates, other than the matters involving employment-related agreements between Mr. Ross and the Company and described in the Proxy Statement under "Other Information About the Company - Executive Compensation" and " - Employment and Other Executive Services Agreements and Plans."

          (c)  Negotiations or contracts.  Not applicable.
               -------------------------

          (e) Agreements involving the subject company's securities. The information set forth under the captions "Securities Ownership of Certain Beneficial Owners", "Other Information About the Company -- Employment and Other Executive Services Agreement and Plans" in the Proxy Statement is incorporated herein by reference. In addition, the Company may, from time to time in the ordinary course of its business, issue stock options and awards to its directors, officers and employees.

     Item 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

          (b)  Use of Securities acquired.  The information set forth under the
               --------------------------
caption "The Proposed Merger -- Certain Effects of the Merger" in the Proxy Statement is incorporated herein by reference.

          (c)  Plans.
               -----

               (1) The information set forth under the caption "The Proposed Merger --Background of the Merger" in the Proxy Statement is incorporated herein by reference.

               (2)  Not applicable.

               (3) The information set forth under the captions "Summary Term Sheet -- What Will Happen to the Company's Outstanding Preferred Stock and Warrants?" and "The Proposed Merger -- Certain Effects of the Merger" in the Proxy Statement is incorporated herein by reference.

               (4)  Not applicable.

               (5)  Not applicable.

               (6)-(8) The information set forth under the caption "The Proposed Merger -- Certain Effects of the Merger" in the Proxy Statement is incorporated herein by reference.

     Item 7.   PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

          (a)  Purposes.  The information set forth under the caption "The
               --------
Proposed Merger -- Recommendation of the Committee and Board of Directors; Reasons for the Merger" and "Recommendations of Other Filing Persons" in the Proxy Statement is incorporated herein by reference.

          (b)  Alternatives.  The information set forth under the caption "The
               ------------
Proposed Merger -- Background of the Merger" in the Proxy Statement is incorporated herein by reference. Except in their capacities as members of the Committee (with respect to Mr. Ross) and Board of Directors of the Company, none of Messrs. Radcliffe,. Hecht, or Ross independently considered alternative means to accomplish the purposes being served by the Merger. Essex Acquisition is a recently formed wholly-owned subsidiary of the Merger of the Company, and also did not independently consider any alternative means to accomplish the purposes of the Merger described in the Proxy Statement.

          (c)  Reasons.  The information set forth under the captions "The
               -------
Proposed Merger -- Background of the Merger", "- Recommendations of the Committee and Board of Directors; Reasons for the Merger" ; and "Recommendations of Other Filing Persons" in the Proxy Statement is incorporated herein by reference.

          (d)  Effects.  The information set forth under the captions "Summary
               -------
Term Sheet -- What Will I Receive in the Merger?", "The Proposed Merger -- Background of the Merger", "- Certain Effects of the Merger," "- Interests of Certain Persons in the Merger; Conflicts of Interest", "- Federal Income Tax Consequences," "- Conduct of the Company's Business if the Merger is Not Consummated," and "- Conduct of the Company's Business After the Merger" in the Proxy Statement is incorporated herein by reference.

     Item 8.   FAIRNESS OF THE TRANSACTION.

          (a)  Fairness. The information set forth under the captions "The
               --------
Proposed Merger -- Background of the Merger," "- Recommendation of the Committee and Board of Directors; Reasons for the Merger" "- Fairness Opinion of RP Financial" and "Recommendations of Other Filing Persons" in the Proxy Statement is incorporated herein by reference.

          (b)  Factors considered in determining fairness. The information set
               ------------------------------------------
forth under the captions, "Summary Term Sheet -- What Are the Reasons for the Merger?", "- Has the Board of Directors Recommended that I Vote for the Merger Agreement", "Have Other Parties Considered the Fairness of the Merger?", "The Proposed Merger -- Background of the Merger," "-Recommendation of the Committee and Board of Directors; Reasons for the Merger", "- Fairness Opinion of RP Financial" and "Recommendations of Other Filing Persons" in the Proxy Statement is incorporated herein by reference.

          (c)  Approval of security holders. The information set forth under the
               ----------------------------
captions "Summary Term Sheet --What Shareholder Vote is Required to Approve the Merger Agreement?", "Information About the Meeting -- Record Date, Quorum and Required Vote" and "The Proposed Merger -- Recommendation of the Committee and Board of Directors; Reasons for the Merger" in the Proxy Statement is incorporated herein by reference.

          (d)  Unaffiliated representative. A committee consisting of the two
               ---------------------------
directors (one of whom is an employee) who will not own common stock of Essex Acquisition after the Merger selected RP Financial, LC. to prepare a report concerning the fairness of the Merger. The information set forth under the caption "The Proposed Merger -- Background of the Merger - Fairness Opinion of RP Financial" in the Proxy Statement is incorporated herein by reference. The committee also retained independent legal counsel. However, the Company did not retain an unaffiliated representative to act solely on behalf of the unaffiliated holders of the Company's common stock.

          (e)  Approval of directors. The Merger was approved by the unanimous
               ---------------------
vote of the Board of Directors of the Company, including the three directors who are not employees of the Company.

          (f)  Other offers. No offer of the type described in paragraph (viii)
               ------------
of Instruction 2 to Item 1014 of Regulation M-A has been received by the Company or any other filing person.

     Item 9.   REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

          (a)  Report, opinion or appraisal. The information set forth under the
               ----------------------------
captions "Summary Term Sheet -- Did the Board and the Committee Retain a Financial Advisor?", "The Proposed Merger -- Background of the Merger," "- Recommendation of the Committee and Board of Directors; Reasons for the Merger" and "- Fairness Opinion of RP Financial" in the Proxy Statement is incorporated herein by reference.

          (b)  Preparer and summary of the report, opinion or appraisal.
               --------------------------------------------------------

               (1-3) The information set forth under the captions "Summary Term Sheet -- Did the Board and the Committee Retain a Financial Advisor?", "The Proposed Merger -- Background of the Merger" and "- Fairness Opinion of RP Financial" in the Proxy Statement is incorporated herein by reference.

               (4) The information set forth under the captions "The Proposed Merger- Background of the Merger" and "- Fairness Opinion of RP Financial - Expenses of the Merger" in the Proxy Statement is incorporated herein by reference.

               (5)-(6) The information set forth under the caption "The Proposed Merger -- Background of the Merger - Fairness Opinion of RP Financial" in the Proxy Statement is incorporated herein by reference.

          (c)  Fairness opinion. The March 23, 2001 fairness opinion of RP
               ----------------
Financial has been included as an appendix to the Proxy Statement; and the updated fairness opinion to be rendered by RP Financial concurrently with the mailing of the Proxy Statement will also be included with the Proxy Statement.

     Item 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

          (a)  Source of funds. The information set forth under the captions
               ---------------
"Summary Term Sheet -- How Will the Company Finance the Merger?" and "The Proposed Merger -- Source of Funds" in the Proxy Statement is incorporated herein by reference.

          (b)  Conditions. The information set forth under the captions "Summary
               ----------
Term Sheet -- How Will the Company Finance the Merger?" and "The Proposed Merger--Source of Funds" in the Proxy Statement is incorporated herein by reference. There are no alternative financing arrangements or plans in the event the primary financing plan falls through.

          (c)  Expenses. The information set forth under the caption "The
               --------
Proposed Merger -- Expenses of the Merger" in the Proxy Statement is incorporated herein by reference.

          (d)  Borrowed funds. The information set forth under the captions
               --------------
"Summary Term Sheet -- How Will the Company Finance the Merger?" and "The Proposed Merger-- Source of Funds" in the Proxy Statement is incorporated herein by reference.

     Item 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

          (a)  Securities ownership. The information set forth under the caption
               --------------------
"Other Information About the Company -- Security Ownership of Certain Beneficial Owners" in the Proxy Statement is incorporated herein by reference.

          (b)  Securities transactions. During the 60-day period prior to the
               -----------------------
date of the filing of this Statement, there have been no transactions effected by the Company, Essex Acquisition or any of their respective directors, executive officers or control persons regarding the Common Stock.

     Item 12.  THE SOLICITATION OR RECOMMENDATION.

          (d)  Intent to tender or vote in a going-private transaction. The
               -------------------------------------------------------
information set forth under the captions "The Proposed Merger -- Background of the Merger - Recommendation of the Special Committee and Board of Directors; Reasons for the Merger" in the Proxy Statement is incorporated herein by reference.

          (e)  Recommendations of others. The information set forth under the
               -------------------------
captions "The Proposed Merger -- Background of the Merger - Recommendation of the Special Committee and Board of Directors; Reasons for the Merger" in the Proxy Statement is incorporated herein by reference.

     Item 13.  FINANCIAL STATEMENTS.

          (a) Financial information. The information set forth under the caption
               ---------------------
"Other Information About the Company -- Summary Consolidated Financial Data of the Company" and in the SEC filings and financial statements incorporated by reference under the caption "Additional Information" in the Proxy Statement are incorporated herein by reference.

          (b)  Pro forma information. Because no shares of the Company's Common
               ---------------------
Stock will remain outstanding after the Merger, pro forma financial information is not material to the holders of the Common Stock. The information set forth under the caption "The Proposed Merger -- Pro Forma Financial Information" in the Proxy Statement is incorporated herein by reference.

          (c)  Summary information. The information set forth under the caption
               -------------------
"Other Information About the Company -- Summary Consolidated Financial Data of the Company" and in the SEC filings and financial statements incorporated by reference under the caption "Additional Information" in the Proxy Statement are incorporated herein by reference.

     Item 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

          (a)  Solicitations or recommendations. The information set forth under
               --------------------------------
the caption "Information About the Meeting -- Solicitation of Proxies" in the Proxy Statement is incorporated herein by reference.

          (b)  Employees and corporate assets. The information set forth under
               ------------------------------
the caption "Information About the Meeting -- Solicitation of Proxies" in the Proxy Statement is incorporated herein by reference.

     Item 15.  ADDITIONAL INFORMATION.

          (b)  Other material information.  Not applicable.
               ---------------------------

     Item 16.  EXHIBITS.

          (a)  Proxy Statement.  Attached hereto.

          (b) Loan Agreement dated May 31, 2001 between Essex Acquisition and Centura Bank. Filed as an exhibit to Amendment No. 2 to Rule 13e-3 Transaction Statement.

          (c) (i) Fairness Opinion of RP Financial, dated March 23, 2001. Filed as an exhibit to Amendment No. 1 to Rule 13e-3 Transaction Statement.

               (ii) Fairness Opinion of RP Financial, dated July 5, 2001 (attached as Appendix B to the Proxy Statement filed as Exhibit (a) hereto.

               (iii) Engagement letter between the Company and RP Financial. Filed as an exhibit to Amendment No. 2 to Rule 13e-3 Transaction Statement.

               (iv) "Valuation of Cash Consideration in Conjunction with Privatization Strategy" report prepared by RP Financial, LC. for presentation to Special Committee of the Board of Directors of Essex Bancorp, Inc. and dated as of March 21, 2001. Filed as an exhibit to Amendment No. 1 to Rule 13e-3 Transaction Statement.

               (v) "Common Stock Valuation in Conjunction with Privatization Strategy" report prepared by RP Financial, LC. for presentation to the Board of Directors of Essex Bancorp, Inc. and dated as of February 1, 2001. Filed as an exhibit to Amendment No. 1 to Rule 13e-3 Transaction Statement.

          (d) Restated Agreement and Plan of Merger, dated as of May 1, 2001, by and between Essex Bancorp, Inc. and Essex Acquisition Corp. (attached as Appendix A to the Proxy Statement filed as Exhibit (a) hereto).

          (f) Dissenters Rights under Section 262 of the Delaware General Corporation law (attached as Appendix C to the Proxy Statement filed as Exhibit
(a) hereto).

          (g)  None.

                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2001                     ESSEX BANCORP, INC.


                                        By: /s/ Gene D. Ross
                                           -------------------------------------
                                           Gene D. Ross
                                           President and Chief Executive Officer


Dated: July 5, 2001                     ESSEX ACQUISITION CORP.


                                        By: /s/ Gene D. Ross
                                           -------------------------------------
                                           Gene D. Ross
                                           President and Chief Executive Officer



                                            /s/ Harry F. Radcliffe
                                           -------------------------------------
                                           Harry F. Radcliffe


                                            /s/ Robert G. Hecht
                                           -------------------------------------
                                           Robert G. Hecht


                                            /s/ Gene D. Ross
                                           -------------------------------------
                                           Gene D. Ross

                                       12